

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 28, 2016

Justin Bailey, Chief Executive Officer
Fig Publishing, Inc.
715 Bryant St. Suite 202
San Francisco, CA 94107

> **Re:** **Fig Publishing, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 30, 2016**
> **File No. 024-10507**

Dear Mr. Bailey:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2016 letter. These comments are in addition to those given in our conference call on July 20, 2016.

General

1. We note your disclosure on page 55, which indicates your intention to include a table of income and expenses attributed to each licensed game in your annual and semi-annual reports. You state that dividends for a specific series of Fig Game Shares will be determined based on reference to, among other items referred to in your dividend policy, the net income of the associated game. We also note your disclosure on page 57 that states that, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of your company, holders of each series of Fig Game Shares outstanding shall be entitled to receive, among other things, an amount equal to the value of the total assets of the corresponding Fig Game Shares Asset less the total liabilities of such Fig Game Shares Asset, in each case ratably in proportion to the number of shares of such series of Fig Game Shares held by them. Please expand your disclosure to

explain how the Fig Game Shares Asset is determined for each series and tell us how you intend to disclose which assets and liabilities are attributed to each series of Fig Game Shares.

2.   In order for investors to make informed decisions on purchasing the preferred securities being offered, investors need to understand the terms of the preferred securities, including provisions relating to dividends. See Item 14 of Form 1-A. We understand that the dividend rate, or percentage, will be affected by various factors, including the amount of proceeds raised in the offering. If the dividend rate will be determined using a formula, investors must be able to readily apply the formula to determine the dividend rate, which may be expressed as a percentage of net revenue. Otherwise, investors will not know the terms of the preferred securities upon purchase. We understand that for each game, monies will be raised through different types of offerings, including a 1-A offering and possibly a private offering to accredited investors. (These offerings are in addition to the Fig-hosted crowdfunding campaigns that allow third-party developers to raise funds for their games.) Revenues from the games will be allocated to investors in the 1-A offering and accredited investors in the private offering. Based on your disclosure, it is not clear how you will allocate the dollar amount attributable to Fig's revenue share between investors in the 1-A offering and accredited investors in any private offering. Thus, we do not understand how investors in this 1-A offering will know the dividend rate (percentage of the net revenue) that they may be entitled to receive if and when declared by the Board. Please revise your disclosure to provide the dividend rate or formula for determining the dividend rate and indicate when and how such dividend rate may be changed after the offering is completed.

Cover Page

3.   We note your revised disclosure stating that Fig Game Shares – PSY2 are designed to reflect the economic performance of a particular video game co-publishing license agreement with Double Fine Productions. You also state that an investment in Fig Game Shares – PSY2 is "not an investment in any game, game developer or license agreement." Please expand your disclosure to briefly note, here and in your summary, if true, that funds raised in this offering could be used to fund the development of another video game. Also, ensure that your summary and risk factor sections describe the economic impact on holders of PSY2 shares should proceeds from this offering be used exclusively or primarily to fund the development of another game. Your risk factor discussion on page 20 does not appear to address the possibility of no offering proceeds being allocated to PSY2.

4.   You state that the principal economic benefit of holding Fig Game Shares is expected to be the opportunity to receive dividends based on sales of Psychonauts 2. Expand this statement to clarify that there are no mandated minimum dividend payment amounts based on such sales. Also, expand your risk factor section to provide a separately

captioned risk factor noting that even if Psychonauts 2 is commercially successful, this may not result in corresponding dividend payments to holders of the associated class of Fig Game Shares.

Summary

The Offering, page 4

5.   To the extent you elect to characterize the Fig Game Shares as "preferred," please expand your disclosure to describe the limitations of the preferences associated with the Game Shares and their impact on shareholders in the context of dividend payments or in a liquidation event. For example, since the shares have preferences only with regard to certain assets, rather than Fig's general assets, it appears that you should describe the potential resulting economic impact on shareholders.

Dividends, page 4

6.   Please expand your discussion to disclose, consistent with your Dividend Policy discussion on page 53, that Fig may deduct marketing or similar costs borne by Fig that are "reasonably attributable" to a particular game.

Use of Proceeds, page 23

7.   It is inappropriate to assume that all the shares being offered will be sold given that this is not a firm commitment initial public offering. Please clarify the disclosure here and elsewhere as appropriate.

Our Business, page 25

8.   The structure and format of the chart on page 32 may suggest that games sales receipts will be apportioned evenly between the developer, investors and Fig. Please expand the narrative to clarify that games sales will not necessarily be apportioned evenly between these parties.

9.   We are in receipt of your draft flow-of-funds disclosure dated July 22, 2016 to address the concerns raised in our July 20 discussion. Any comments on this submission will be conveyed separately.

Games Already Licensed, page 39

10.   It appears that your disclosure should be expanded to discuss the impact on your business and liquidity requirements of the other games you have licensed. For example, we are unable to locate a discussion of the impact of these licensing agreements in Liquidity and

Capital Resources of the Company on page 45. Please revise or advise.

The Current Game and the Developer

Double Fine Productions, Inc. page 40

11.   We note your response to prior comment 17. However, it appears that you should revise your disclosures to provide more balanced disclosure regarding Double Fine's past achievements with a brief discussion of any historical challenges related to its business.

Our Dividend Policy, page 53

12.   Under Step 8, you state that Fig may deduct marketing or similar costs borne by Fig that are "reasonably attributable" to a particular game. Expand your discussion to explain what processes and controls you have adopted in making determinations regarding how to allocate such expenses between each game under development. Also, please tell us whether dividends could be paid to one class of game shares from company funds that were generated from the sales receipts of another game.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, Barbara C. Jacobs, Assistant Director at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Richard Baumann, Esq.
          Ellenoff Grossman & Schole LLP